

March 20, 2008

Mr. Thomas J. Lynch
Chief Executive Officer
Tyco Electronics Ltd.
Second Floor
96 Pitts Bay Road
Pembroke HM 08
Bermuda

Re: Tyco Electronics Ltd.
                Form 10-K for Fiscal Year Ended September 28, 2007
                Response Letter dated March 12, 2008
                File No. 1-33260

Dear Mr. Lynch:

We have reviewed your response letter dated March 12, 2008, and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated February 28, 2008. Please advise us whether the products your subsidiaries sell into the Sanctioned Countries include items that may be considered dual use items. In this regard, we note specifically your representation that the products your subsidiaries supply to Iranian utilities and refineries include switches and related equipment. The Commerce Control List maintained by the U.S. Commerce Department's Bureau of Industry and Security lists as controlled items "Switching devices, modules or assemblies" and "Switching equipment, stored program controlled." The list identifies certain switches as controlled because of nuclear nonproliferation and anti-terrorism concerns. It identifies certain stored program controlled switching equipment as controlled because of anti-terrorism concerns. Your response should address specifically whether the switches and related equipment referenced in your response to our prior comment 1 are, or are substantially similar to, the types of switches and equipment described in the Commerce Control List.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance

        P.J. Himelfarb, Esq.
        Weil, Gotschal & Manges LLP
        Fax: (202)682-7200